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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2005

Commission File Number: 001-13422

AGNICO-EAGLE MINES LIMITED

145 King Street East, Suite 500
Toronto, Ontario
M5C 2Y7

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
May 25, 2005
	By:	/s/ DAVID GAROFALO David Garofalo Vice President, Finance and Chief Financial Officer

SUPPORT AGREEMENT

        THIS AGREEMENT is made the 12th day of May, 2005,

B E T W E E N:

        AGNICO-EAGLE MINES LIMITED,
        a company existing under the laws of the Province
        of Ontario, Canada,

        (hereinafter called the "Offeror"),

— and —

        RIDDARHYTTAN RESOURCES AB (PUBL),
        a company existing under the laws of Sweden,

        (hereinafter called the "Company").

        WHEREAS the Offeror desires to acquire all of the issued and outstanding shares (the "Shares") in the capital of the Company not currently owned by the Offeror and is prepared to make an offer to acquire such Shares;

        AND WHEREAS the board of directors of the Company (the "Board of Directors") has determined, after receiving legal and financial advice and following the receipt and review of recommendations from its committee of directors comprised of independent directors established to consider the Offeror's offer (the "Special Committee"), that it would be advisable and in the best interests of the Company and the holders of the Shares (the "Shareholders") for the Board of Directors to cooperate with the Offeror and take all reasonable action to support the Offer (as hereinafter defined), all on the terms and subject to the conditions contained herein;

        AND WHEREAS the Offeror currently owns 14,763,669 Shares, representing approximately 14% of the outstanding Shares;

        AND WHEREAS the Board of Directors has determined that it would be advisable and in the best interests of the Company's shareholders to enter into this Agreement;

        NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1   Definitions

        Where used in this Agreement, unless there is something in the context or the subject matter inconsistent therewith, the following terms shall have the following meaning, respectively:

"Acquisition Proposal" has the meaning set out in Section 6.2;

"Board of Directors" has the meaning set out in the second recital hereof;

"business day" means any day other than a Saturday or Sunday on which banks are open for business in each of Toronto, Ontario and Stockholm, Sweden;

"Common Shares" means common shares in the capital of the Offeror;

"Company Information" means the information about the Company provided by the Company to be included, or otherwise requested to be included, in the Offer Document;

"Company's Public Documents" has the meaning set out in Section 4.9;

"Effective Time" has the meaning set out in Section 5.1;

"Expiry Time" means 4:00 p.m. (Stockholm time) on the final acceptance date of the Offer stipulated in the Offer Document or, if the Offeror extends the final acceptance date for the Offer, the time and date designated by the Offeror as the final acceptance date for the extended Offer;

"Fairness Opinion" means the opinion of Standard Bank, financial advisor to the Company, to be included in the Offer Document, to the effect that the consideration under the Offer is fair from a financial point of view to the Shareholders;

"Finnish Property" means the Suurikuusikko Trend gold deposits located variously in the municipality of Kittilä, along the Sirkka line and southeast of Kemi, in Northern Finland currently under development by the Subsidiary Riddarhyttan Resources Oy and owned by the Subsidiary Suurikulta AB;

"FSA" means the Swedish Financial Supervisory Authority;

"FSA Regulations" means the regulations of the FSA regarding prospectuses (1995:21);

"Group Companies" means the Company and the Subsidiaries;

"Joint Venture" means the Joint Venture set out in Schedule 4.3;

"Laws" means all statutes, regulations, statutory rules, stock exchange rules (including NBK Rules) binding on the Company and statements by the Securities Council and terms and conditions of any grant of approval, permission, authority or licence with or of any court, governmental entity, statutory body, stock exchange or self-regulatory authority;

"Material Adverse Effect" has the meaning set out in Section 4.13;

"Minimum Condition" has the meaning set out in item (a) of Schedule 2.1;

"NBK Rules" means the Swedish Industry and Commerce Stock Exchanges Committee's (Näringslivets börskommitté, NBK) rules on public offers for the acquisition of shares;

"Offer" has the meaning set out in Section 2.1(a);

"Offer Document" means the combined offer prospectus and share issue prospectus of the Offeror prepared in connection with the Offer, including any amendment or supplement thereto, and, unless the context otherwise requires, the registration statement on Form F-4 and any other document filed with the SEC in connection with the Offer;

"Proposed Agreement" has the meaning set out in Section 6.2(g);

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the U.S. Securities Act 1933, as amended;

"Shares" has the meaning set out in the first recital hereof;

"Standard Bank" means Standard Bank London Limited;

"Subsidiaries" means each of the entities listed in Schedule 4.2;

"Superior Acquisition Proposal" has the meaning set out in Section 6.2(b); and

"Suurikuusikko Property" means the Finnish Property that is the Suurikuusikko Trend gold deposit in the municipality of Kittilä, Finland.

1.2   Construction

        In this Agreement, unless otherwise expressly stated or the context otherwise requires:

  (a)
  references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

  (b)
  references to a "Section" or a "Schedule" are references to a Section or Schedule of this Agreement;

  (c)
  words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

  (d)
  the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

  (e)
  the words "includes" and "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

ARTICLE 2

THE OFFER

2.1   The Offer

        (a)   The Offeror has resolved to and shall promptly make, through a public announcement in accordance with the NBK Rules, an offer (the "Offer") to purchase all of the outstanding Shares not currently owned by the Offeror on the basis of 0.1137 of a Common Share per Share. The term "Offer" shall include any amendments to or extensions of such Offer. The Offeror shall put in place as part of the Offer a simplified share sale process whereby Shareholders accepting the Offer will be able to sell that number of Common Shares received in exchange for a maximum of 5,000 Shares pursuant to the Offer without any costs or commissions to such Shareholders. The Offeror shall not be required to make the Offer to any person whose participation in the Offer would require delivery of a prospectus, offering circular or similar document in addition to the Offer Document or any registration by the Company or the Offeror or other similar measures be taken, other than those required under Swedish law and other than the filing of a registration statement on Form F-4 and the filing of other material relating to the Offer with the SEC pursuant to the Securities Act.

        (b)   Provided that registration of the Offer Document is granted by the FSA, the Offeror shall announce and mail the Offer Document in accordance with applicable Laws to each registered Shareholder (other than the Offeror) as soon as reasonably practicable after such registration is granted. Prior to the registration with the FSA of the Offer Document, the Offeror shall provide the Company with an opportunity to review and comment on the Offer Document, recognizing that whether or not such comments are appropriate will be determined (except for sections covered by 2.2(c)) by the Offeror, acting reasonably.

        (c)   The Offer shall be subject to the conditions set forth in Schedule 2.1. The Offeror shall use all reasonable efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.

        (d)   The Company agrees to provide the Offeror a certificate of the President or other senior officer of the Company acceptable to the Offeror, in such officer's capacity as an officer of the Company and not in such officer's personal capacity, dated the date of the mailing of the Offer Document under the Offer to the effect that the Company, as of such date, has complied in all material respects with its covenants and obligations under this Agreement and that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of such date with the same force and effect as if given on and as of the date of such certificate.

2.2   Fairness Opinion and Company Approval of the Offer

        (a)   The Company represents, warrants and covenants to and in favour of the Offeror and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement that:

    (i)
    Standard Bank has delivered the Fairness Opinion to the Board of Directors and has not withdrawn or adversely modified such opinion;

    (ii)
    the Board of Directors, upon consultation with its financial advisor, has determined that the consideration to be received under the Offer is fair to the Shareholders and that the Offer is in the best interests of the Company and the Shareholders, and has unanimously (with the exception of certain directors who, although concurring with the determination and recommendation of the Board of Directors and the Special Committee, shall have abstained from voting solely due to their positions as directors, officers or significant shareholders of parties who have an interest in the Offer) approved the Offer and this Agreement, and will unanimously (with the aforementioned qualification) recommend that the Shareholders accept the Offer and shall simultaneously with the public announcement of the Offer issue a press release, in the form annexed hereto as Exhibit A, where such recommendation is announced and shall make available for inclusion in the Offer Document such recommendation, and shall not withdraw, modify or change such recommendation, except as provided herein and shall take all reasonable actions to support and ensure the success of the Offer; and

    (iii)
    after reasonable inquiry, the Company and the Board of Directors believe that all of the directors and senior officers of the Company intend to tender the Shares held by them to the Offer.

        (b)   The Company shall provide to the Offeror all information regarding the Company that is required for the preparation of the Company Information to be included in the Offer Document. The Company represents and warrants, to the best of its knowledge, that the Company Information will be accurate and complete in all material respects as at the date of the Offer Document and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (c)   The Board of Directors shall provide such assurances with respect to the parts of the Offer Document for which the Board of Directors is responsible pursuant to the NBK Rules or the FSA Regulations, and the Company shall cause Standard Bank to provide all necessary consents to the inclusion of the Fairness Opinion in the Offer Document and shall cause the Company's auditors to provide all necessary consents with respect to the inclusion of the Company's financial statements in the Offer Document. The Company shall take all reasonable actions to support the Offer and facilitate the success of the Offer.

        (d)   Notwithstanding the foregoing, if after the date hereof another bona fide written Acquisition Proposal for which financing is committed or capable of being obtained (as determined by the Board of Directors acting reasonably and in good faith after consultation with the third party offeror and the Company's financial advisors) is made by a third party offeror and which did not otherwise result from a breach of this Agreement, then the Board of Directors shall be entitled not to make such a positive recommendation, to make a negative recommendation or to withdraw, modify or change any recommendation regarding the Offer which it has previously made, provided that:

    (i)
    the Board of Directors has determined, reasonably and in good faith, that such Acquisition Proposal is a Superior Acquisition Proposal based on the advice of its financial advisor to the effect that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction more favourable, both from a financial perspective and otherwise, to the Shareholders than the Offer and after receiving the written advice of its outside legal counsel to the effect that the Board of Directors is required to do so in order to discharge its fiduciary duties; and

    (ii)
    the Board of Directors has complied with its obligations under Section 6.2(f) hereof, and the Offeror has declined to amend this Agreement and the Offer in the manner contemplated in Section 6.2(f) hereof.

        (e)   The Company shall provide the Offeror, as soon as is practicable and in any event within five days following the execution and delivery hereof, with a list (in both written and electronic form) as at the most recent practicable date of the Shareholders (including, to the extent available, information regarding the owners of Shares who hold such Shares through a nominee), together with their respective addresses and the details of their holdings of Shares. The Company shall from time to time furnish the Offeror with such additional information, including updated or additional lists of Shareholders, mailing labels and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other persons as are entitled to receive the Offer under applicable Laws.

2.3   Directors

        Promptly upon the purchase by the Offeror of such number of Shares as represents, when aggregated with the Shares held by the Offeror on the date hereof, at least a majority of the outstanding Shares, upon the request of the Offeror the Board of Directors shall convene an extraordinary general meeting of the Shareholders to resolve on the following matter: replacing that number of the then current directors of the Company with such replacement directors as the Offeror shall designate.

2.4   Subsequent Acquisition Transaction

        If the Offer has been accepted by holders of Shares to such an extent that, following the completion of the Offer, the Offeror holds more than 90 percent of the Shares on a fully-diluted basis, the Offeror currently intends, to the extent possible, to acquire, directly or indirectly through a wholly-owned subsidiary, the remainder of the Shares from those Shareholders who have not accepted the Offer. The Offeror may pursue other means of acquiring the remaining Shares not tendered to the Offer. The Company agrees with the Offeror that in the event the Offeror takes up and pays for Shares under the Offer, it will assist in compliance with Laws the Offeror in connection with any proposed amalgamation, merger, capital reorganization or other transaction of the Company and the Offeror or an affiliate of the Offeror (a "Subsequent Acquisition Transaction") to acquire the remaining Shares.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

        The Offeror hereby represents and warrants to the Company as follows, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement:

3.1   Organization

        The Offeror is validly existing under the laws of its jurisdiction of incorporation and has full corporate power and authority to own its assets and conduct its business as it is now owned and conducted.

3.2   Authority Relative to this Agreement

        The Offeror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, including the issuance of Common Shares pursuant to the Offer. The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the transactions contemplated by this Agreement have been duly authorized by the Offeror's board of directors and no other corporate proceedings on the part of the Offeror are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Offeror and constitutes a valid and binding obligation of the Offeror, enforceable by the Company against the Offeror in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The execution and delivery by the Offeror of this Agreement and the performance by it of its obligations hereunder do not and will not violate, conflict with or result in a breach of any provision of: (a) the constating documents of the Offeror; (b) any contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit to which the Offeror is a party or by which the Offeror is bound; or (c) any law, regulation, order, judgment or decree to which the Offeror is subject or by which the Offeror is bound. Other than in connection with or in compliance with applicable corporate and securities laws and policies and stock exchange requirements, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement.

3.3   Filings

        Documents or information filed by the Offeror under applicable Laws since and including December 31, 2004, including the Offeror's (a) annual report on Form 20-F dated March 22, 2005 for the year ended December 31, 2004, (b) management information circular dated March 21, 2005 in respect of the annual and special meeting of shareholders to be held on May 6, 2005, and (c) any material change reports that have been filed by the Offeror between December 31, 2004 and the date hereof are, and any such documents or information filed by the Offeror after the date hereof and before the Offer is settled will be, as of their respective dates, in compliance in all material respects with applicable Laws and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of their respective dates.

3.4   Issuance of Common Shares under the Offer

        The Common Shares to be issued by the Offeror to Shareholders pursuant to the Offer, when issued and delivered as part of the consideration paid for any Shares acquired by the Offeror pursuant to the Offer, will be duly and validly issued and fully paid shares in the capital of the Offeror and application will be made for such Common Shares to be listed for trading on the Toronto Stock Exchange and the New York Stock Exchange.

3.5   Discharge of Liability

        At the next annual shareholders' meeting of the Company, the Offeror undertakes to vote for discharge of liability for the Board of Directors of the Company for its administration, provided that the auditors of the Company do not recommend against such discharge in the auditor's reports for the relevant period.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        To the extent permissible under Swedish law, the Company hereby represents and warrants to the Offeror as follows, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement:

4.1   Organization and Qualification

        The Company is validly existing as a company in good standing under laws of the Kingdom of Sweden and has full corporate power and authority to own its assets and conduct its business as now owned and conducted.

4.2   Subsidiaries

        Other than the Subsidiaries and the Joint Venture, the Company does not have any interest in any other entities. Each of the Subsidiaries is validly existing under the laws of its jurisdiction of incorporation and has full corporate power and authority to own its assets and conduct its business as it is now owned and conducted and is duly qualified, under permit, licence or otherwise, to carry on its business. The Company beneficially owns all of the issued and outstanding shares representing the ownership interest in the Subsidiaries as set out on Schedule 4.2 and all such shares are owned by the Company free and clear of all material liens, claims or encumbrances.

4.3   Joint Venture

        Other than the Joint Venture, the Company does not have any interest in any other entities which may be characterized as a joint venture. The Company beneficially owns directly or indirectly all of the ownership interests in the respective Joint Venture as set out on Schedule 4.3, free and clear of all material liens, claims or encumbrances.

4.4   Compliance with Laws and Licences

        Each of the Group Companies has complied with and are in compliance with all Laws and regulations of material significance applicable to the operation of their respective businesses, including all Laws requiring the disclosure of material information, and, other than as disclosed in Schedule 4.4, each of them has all licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that is required in connection with the ownership of its assets or the conduct of its operations and proposed operations, including the construction and operation of a mine and processing facilities on the Suurikuusikko Property, and each of the Group Companies has fully complied with and are in compliance with all such licences, permits, orders, approvals and registrations, except where the failure to do so would not have or could not reasonably be expected to have a Material Adverse Effect. None of the Group Companies has received any notice, whether written or oral, of actual or intended revocation or non-renewal of any such licences, permits, orders, authorizations, consents, approvals or registrations. Schedule 4.4 contains a complete list of all licences, permits, orders, authorizations, consents, approvals and registrations required to permit the Company to mine, process and sell gold and associated metals extracted at the Suurikuusikko Property. The Northern Finland Environmental Authority has issued to the Company an environmental permit for mining and processing dated November 1, 2002 in respect of the Suurikuusikko Property, the appeal period in respect of such permit has expired and no appeal has been initiated in respect of such permit, except as set out in Schedule 4.4. The Finnish Ministry of Trade and Industry has issued to the Company a mining patent dated January 30, 2003, the appeal period in respect of such mining patent has expired and no appeal has been initiated in respect of such permit. None of the Group Companies is in conflict with, or in default (including cross defaults) under or in violation of, (i) its constating documents; (ii) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit to which it is a party or by which it is bound where such conflict or default would have a Material Adverse Effect; or (iii) any Law, regulation, order, judgment or decree to which it is subject or is bound where such conflict or default would have a Material Adverse Effect.

4.5   Capitalization

        As at the date hereof, 105,753,846 Shares (and no other shares in the capital of the Company) have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company. There are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of any of the Group Companies, to issue or sell any shares of any of the Group Companies or securities or obligations of any kind convertible into or exchangeable for any shares of any of the Group Companies or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of any of the Group Companies issued by any of the Group Companies.

4.6   Authority Relative to this Agreement

        The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement. This Agreement has been duly executed by the Company and constitutes a valid and binding obligation of the Company, enforceable by the Offeror against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and except as the enforcement of Article 4 may be limited by applicable Law, and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The execution by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer will not: (a) violate, conflict with or result in a breach of any provision of: (i) the constating documents of any of the Group Companies; (ii) any contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit to which it or any of the Subsidiaries or the Joint Venture is a party or by which it or any of the Subsidiaries or the Joint Venture is bound; or (iii) any Law, regulation, order, judgment or decree to which it or any of the Subsidiaries or the Joint Venture is subject or by which it or any of the Subsidiaries or the Joint Venture is bound; (b) give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit which is material to the Group Companies taken as a whole; or (c) give rise to any rights of first refusal or trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence, franchise or permit, give rise to any loss or the impairment of any right or result in the imposition of any encumbrance, charge or lien upon any of the Company's assets or the assets of any of the Subsidiaries and Joint Venture. No authorization, consent or approval of, or filing with, any public or government body, authority or agency or any court or other authority is necessary for the consummation by the Company of its obligations under this Agreement or for the completion of the Offer not to cause or result in any loss of any rights or assets or any interest therein held by any of the Group Companies.

4.7   Material Agreements

        Except as referred to in the Company's Public Documents and as set out in Schedule 4.7, there are no agreements material to the conduct of the business of any of the Group Companies. No approval or consent of any person is needed in order that such agreements continue in full force and effect following consummation of the transactions contemplated hereby.

4.8   Shareholder and Similar Agreements

        The Company is neither a party to, nor aware of the existence of, any shareholder, pooling, voting trust or other agreements relating to the issued and outstanding shares of any of the Group Companies.

4.9   Filings

        Documents or information publicly disclosed or filed by the Company under applicable Laws since and including December 31, 2003 (the "Company's Public Documents"), including the Company's (a) annual financial statements for the year ended December 31, 2004; (b) rights offering prospectus dated November, 2004; (c) annual report to shareholders for the financial year ended December 31, 2003; (d) interim consolidated financial statements for the quarters ended March 31, June 30 and September 30, 2004; (e) annual report to the shareholders for the financial year ended December 31, 2004 and (f) the quarterly report to the shareholders for the fiscal quarter ended March 31, 2005 are, and any such documents or information publicly disclosed or filed by the Company after the date hereof and before the Offer is settled will be, as of their respective dates, in compliance in all material respects with applicable Laws and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of their respective dates. No information publicly disclosed by the Company is materially inaccurate or misleading, and there is no matter which should have been publicly disclosed by the Company that has not been so disclosed.

4.10 Books and Records

        The books, records and accounts of the Group Companies have been maintained in accordance with good business practices on a basis consistent with prior years.

4.11 Undisclosed Liabilities

        None of the Group Companies or the Joint Venture has any liabilities or obligations of any nature required to be set forth in a consolidated balance sheet or in the notes to the consolidated financial statements of the Company and its consolidated Subsidiaries under Swedish generally accepted accounting principles or International Accounting Standards, as applicable, whether or not accrued, contingent or otherwise, and to the best knowledge of the Group Companies and the Joint Venture there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except liabilities or obligations which, individually or in the aggregate, would not have a Material Adverse Effect.

4.12 Interest in Properties

        Each of the Group Companies has good and valid title to all the properties and assets comprising the Suurikuusikko Property and, except where failure would not have a Material Adverse Effect, all its other properties and assets, free and clear of any material claims or encumbrances (other than a 2% net smelter royalty payable to the Republic of Finland in respect of the Suurikuusikko Property). Pursuant to an agreement dated April 17, 1998 (the "Suurikuusikko Agreement") between the Company and the Republic of Finland, the Company has the exclusive right to prospect and mine gold and associated metals on the Suurikuusikko Property. The Company is in full compliance with all terms and conditions thereof and none of the Company or any of the Subsidiaries has received notice of termination, revocation or modification of, or is aware of any intention of the Republic of Finland to terminate, revoke or modify, or propose to modify, any provision thereof in a manner that would have a Material Adverse Effect, the Suurikuusikko Agreement. All of the property of the Group Companies is located in the Republic of Finland.

4.13 Absence of Certain Changes or Events

        Since December 31, 2004: (a) each of the Group Companies have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practice; (b) to the best knowledge of the Group Companies and the Joint Venture, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of any of the Group Companies and the Joint Venture (a "Material Adverse Effect"), has been incurred; and (c) to the best knowledge of the Group Companies and the Joint Venture, there has not been any event or occurrence which has had or is reasonably likely to have a Material Adverse Effect.

4.14 Severance and Employment

        (a)   None of the Group Companies has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer, employee or consultant in connection with the termination of their position or their employment following a change in control of the Company.

        (b)   Each of the Group Companies has in all material respects operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any board or tribunal with respect to any of the areas listed herein.

4.15 Litigation, Etc.

        There is no claim, action, proceeding or investigation pending or, to the best knowledge of the Group Companies or the Joint Venture, threatened against or relating to any of the Group Companies or affecting any of their properties or assets, including any employee related matters, before or by any court or governmental or regulatory authority or body which, if adversely determined, will have, or reasonably could be expected to have, a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement, nor is any of the Group Companies or the Joint Venture aware of any reasonable basis for any such claim, action, proceeding or investigation. None of the Group Companies is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement.

4.16 Environmental

        All operations of the Group Companies and the Joint Venture have been, and are now, in compliance with all applicable Laws relating to the protection of the environment and employee and public health and safety (collectively, "Environmental Laws") except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect. None of the Group Companies or the Joint Venture is aware of, or is subject to:

  (a)
  any proceeding, application, order or directive which relates to environmental health or safety matters, and which may require any material work, repairs, construction or expenditures; or

  (b)
  any written demand or notice after January 1, 2003, with respect to the breach of any Environmental Laws applicable to the Group Companies or the Joint Venture, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws, which would, individually or in the aggregate, have a Material Adverse Effect.

4.17 Taxes

        Each of the Group Companies and the Joint Venture has, duly and on a timely basis, and in the manner prescribed by law, filed all returns and reports required to be filed by it with respect to all taxes, duties and other charges of any nature whatsoever (collectively, "Taxes"). All such returns and reports are correct and complete in all material respects. The provisions for Taxes reflected in the Company's consolidated balance sheet as of December 31, 2004 are adequate for any and all Taxes for the period ending on the date of that balance sheet and for all prior periods. Each of the Group Companies and the Joint Venture has timely paid or remitted all due and payable Taxes and has withheld from each payment made to any of their respective present or former employees and directors all amounts required by applicable law. There are no pending investigations, proceedings or enquires regarding Taxes payable by any of the Group Companies or the Joint Venture. To the best knowledge of the Group Companies and the Joint Venture, there exists no basis upon which any reassessment might be made or additional Taxes may be required to be paid.

4.18 Insurance

        Policies of insurance in force as of the date hereof naming any of the Group Companies as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Group Companies for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company, acting reasonably, prudent to seek such insurance rather than provide for self insurance.

4.19 Pension and Employee Benefits

        (a)   All current and former employees of the Group Companies has or had at the time of their employment, premium based pension plans and no other pension plan has, to the best of the Company's knowledge, ever been in existence in any of the Group Companies. The Group Companies has at all times fulfilled all obligations and duly made all payments under such pension plans.

        (b)   Each of the Group Companies has complied in all material respects with all the terms of any employee compensation or benefit plan or similar and there are no due but unpaid or unsatisfied obligations towards current or former employees under any such plan.

4.20 Guarantees

        None of the Group Companies or the Joint Venture has given or agreed to give, nor is it a party to or bound by, any guarantee of indebtedness, indemnity or suretyship of other obligations of any person (collectively, "Guarantees"), nor is it contingently responsible for such indemnity or suretyship or obligations other than any Guarantees which, if enforced in accordance with their terms, would not individually or in the aggregate have a Material Adverse Effect.

4.21 Restrictions on Business Activities

        There is no agreement, judgement, injunction, order or decree binding upon any of the Group Companies that has, or could reasonably be expected to have, the effect of materially prohibiting, restricting or impairing any business practice of any of the Group Companies, any acquisition of property by any of the Group Companies or the conduct of business by any of the Group Companies as currently conducted.

4.22 Change of Control

        None of the Group Companies is a party to any contract, agreement or understanding or any series of contracts, agreements or understandings, which could reasonably be expected to have an adverse financial impact on the Company and its Subsidiaries taken as a whole in excess of US$100,000 and which contain a "change of control" or similar provision.

4.23 U.S. Securities Laws

        None of the Company's securities are registered under any of the applicable securities laws of the United States, including the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and the United States Securities Act of 1933.

ARTICLE 5

CONDUCT OF BUSINESS

5.1   Conduct of Business by the Company

        Nothing in this Section 5 shall prevent the Board of Directors from responding to a request by a shareholder in accordance with the Swedish Companies Act to summon a shareholders meeting or to effectuate decisions taken at such meetings. The Company covenants and agrees that, prior to the time (the "Effective Time") of the election to the Board of Directors of persons designated by the Offeror who represent a majority of the directors of the Company, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

  (a)
  the Company shall, and shall cause each of the Subsidiaries and, to the extent controlled by the Company, the Joint Venture to, conduct its businesses only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business;

  (b)
  the Company shall not directly or indirectly do or permit to occur any of the following:

  (i)
  except with the specific approval of the shareholders of the Company (whether or not shareholder approval is otherwise required as a matter of Law) by a simple majority vote of the shares represented at a shareholders meeting or in accordance with such higher majority requirement stipulated by Law, and only in compliance with the NBK Rules, issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the Subsidiaries and the Joint Venture to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any capital stock of any of the Group Companies;

  (ii)
  except with the specific approval of the shareholders of the Company (whether or not shareholder approval is otherwise required as a matter of Law) by a simple majority vote of the shares represented at a shareholders meeting or in accordance with such higher majority requirement stipulated by Law, and only in compliance with the NBK Rules, amend or propose to amend the articles, by-laws or other constating documents of any of the Group Companies;

  (iii)
  split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares;

  (iv)
  redeem, purchase or offer to purchase (or permit any of the Subsidiaries and the Joint Venture to redeem, purchase or offer to purchase) any Shares or other securities of the Company or any shares or other securities of the Subsidiaries and the Joint Venture;

    (v)
    reorganize, amalgamate or merge any of the Group Companies with any other person, company, partnership or other business organization whatsoever;

    (vi)
    reduce the stated capital of any of the Group Companies;

    (vii)
    except with the specific approval of the shareholders of the Company (whether or not shareholder approval is otherwise required as a matter of Law) by a simple majority vote of the shares represented at a shareholders meeting or in accordance with such higher majority requirement stipulated by Law, and only in compliance with the NBK Rules, acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any company, partnership or other business organization or division or make any investment, other than in the usual, ordinary and regular course of business consistent with past practice, either by purchase of shares or securities, contributions of capital (other than to any of the Subsidiaries and Joint Venture), property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

    (viii)
    sell, transfer or assign (or permit any of the Subsidiaries and Joint Venture to sell, transfer or assign) any interest in any of the mineral properties or mining rights of any of the Group Companies;

    (ix)
    except with the specific approval of the shareholders of the Company (whether or not shareholder approval is otherwise required as a matter of Law) by a simple majority vote of the shares represented at a shareholders meeting or in accordance with such higher majority requirement stipulated by Law, and only in compliance with the NBK Rules, incur or commit to incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, company, partnership or other business organization, or make any loans or advances, except in the ordinary course of business consistent with past practice;

    (x)
    adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of any of the Group Companies;

    (xi)
    pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company's financial statements or incurred in the ordinary course of business consistent with past practice;

    (xii)
    authorize, recommend, propose or agree to any release or relinquishment of any material contractual right or other material right under any licence or permit;

    (xiii)
    abandon or fail to diligently pursue any application to renew any existing licence, permit, order, authorization, consent, approval or registration; or

    (xiv)
    waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, permit, material contract or other material document, other than in the ordinary course of business consistent with past practice;

  (c)
  the Company shall not, and shall cause each of the Subsidiaries not to and shall refrain from permitting the Joint Venture to, other than in the ordinary, regular and usual course of business and consistent with past practice, enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof; provided however that the Company may enter into a contract of employment with a chief-geologist on customary terms consistent with industry practice;

  (d)
  the Company shall not, and shall cause each of the Subsidiaries not to and shall refrain from permitting the Joint Venture to, adopt or amend any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

  (e)
  the Company shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

  (f)
  the Company shall use its best efforts, and cause each of the Subsidiaries and Joint Venture to use its best efforts, to preserve intact their respective business organizations and goodwill, to maintain their respective real property interests (including title to, leasehold interests in and prospecting and exploration and development rights in respect of any real property) in good standing, to keep available the services of its and their officers and employees as a group and not take any action, or permit any of the Subsidiaries and Joint Venture to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and promptly notify the Offeror first immediately orally and then promptly in writing of the occurrence of any material adverse change in the course of its or any of the Subsidiaries' and the Joint Venture's businesses or in the operation of its or any of the Subsidiaries' and the Joint Venture's properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

  (g)
  the Company shall not, and shall not permit any of the Subsidiaries and Joint Venture to, authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this Section 5.1;

  (h)
  each of the Group Companies shall: (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and all such tax returns will be true, complete and correct; (ii) timely pay all taxes which are due and payable; (iii) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes and (iv) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2004, except as may be required by applicable Law;

  (i)
  the Company shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule 2.1 to the extent the same is within its control, and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to support the Offer, including using its reasonable commercial efforts to:

  (i)
  obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law;

  (ii)
  co-operate with the Offeror to oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect the Offeror's ability to consummate the Offer; and

  (iii)
  co-operate with the Offeror in connection with the performance by it of its obligations hereunder;

  (j)
  the Company shall make or co-operate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws;

  (k)
  the Company shall comply with all applicable Laws, including all Laws requiring the disclosure of material information. The Company shall give the Offeror access at all reasonable times to such information concerning the Company as the Offeror may reasonably request, such access and information to be subject in all respects to the confidentiality agreement executed between the Offeror and the Company on April 26, 2005. The Company shall, continuously and in good faith discuss with the Offeror the necessity to publicly disclose any information that has not previously been generally disclosed to the public that has come to the Offeror's attention and that the Offeror reasonably deems to be material to the Company.

ARTICLE 6

MISCELLANEOUS

6.1   Further Assurances

        Subject to the conditions herein provided, each party agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, including: (a) the execution and delivery of such documents as the other party may reasonably require; and (b) obtaining such information, documents or consents required in connection with the preparation of the Offer Document, and using reasonable best efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by governmental authorities. Each of the parties shall cooperate in all reasonable respects with the other parties in taking such actions.

6.2   No Solicitations, Opportunity to Match, Etc.

        (a)   On and after the date hereof, the Company and each of the Subsidiaries and the Joint Venture shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise, make, solicit, initiate or encourage enquiries from or submissions of proposals or offers from any other person, company, partnership or other business organization whatsoever (including any of its directors, officers, employees, advisors, representatives or agents) relating to any liquidation, dissolution, recapitalization, merger, amalgamation or acquisition or purchase of all or a material portion of the assets of, or any equity interest (including Shares) in, any of the Company, any Subsidiary or the Joint Venture or other similar transaction or business combination (each an "Acquisition Proposal"), or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing.

        (b)   Notwithstanding the foregoing, nothing contained in this Section 6.2(a) or any other provision of this Agreement shall prevent the Board of Directors from receiving, considering, negotiating, approving, implementing and recommending to holders of Shares any bona fide written Acquisition Proposal made by a third party after the date hereof, for which financing, to the extent required, is then committed or capable of being obtained (as determined reasonably and in good faith by the Board of Directors after consultation with the third party offeror and the Company's financial advisors), that was not solicited on or after April 21, 2005 and which did not otherwise result from a breach of this Agreement, in respect of which the Board of Directors determines reasonably and in good faith (after receiving a written opinion of its financial advisors stating that such Acquisition Proposal is more favourable to Shareholders than the offer, both from a financial perspective and otherwise) and after receiving the written advice from its outside legal counsel to the effect that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors) would, if consummated in accordance with its terms, result in a transaction more favourable, both from a financial perspective and otherwise, to the Shareholders than the Offer (any such Acquisition Proposal being referred to herein as a "Superior Acquisition Proposal").

        (c)   For greater certainty, nothing in this section shall be interpreted to prohibit the Company and its representatives from engaging in normal course investor relations activities consistent with past practice including, without limitation, by issuing press releases in respect of drilling activities, financial results, reserve reports and other corporate developments or which are otherwise required by applicable law or stock exchange requirements

        (d)   The Company shall by the date hereof have ceased and caused to be terminated any existing discussions or negotiations with any parties (other than the Offeror) with respect to any potential Acquisition Proposal. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company and such third party are parties. The Company shall immediately request the return and destruction of all information provided to any third parties who have entered into a confidentiality agreement with the Company relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honoured.

        (e)   The Company will, as soon as practicable (but in no event later than 24 hours) following receipt thereof, ensure that the Offeror is notified of any future bona fide Acquisition Proposal or any request for non-public information relating to the Company or any of the Subsidiaries or the Joint Venture in connection with such a bona fide Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary or the Joint Venture by any person or entity that informs the Company, any member of the Board of Directors or such Subsidiary or the Joint Venture that it is considering making, or has made, an Acquisition Proposal. Such notice to the Offeror shall be made, from time to time, first immediately orally and then promptly in writing and shall indicate the identity of the person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, enquiry or contact known to the Company as the Offeror may reasonably request.

        (f)    If the Board of Directors receives a request for non-public information from a party who proposes to the Company a bona fide Acquisition Proposal and the Board of Directors determines, in the manner contemplated by Section 6.2(b), that such proposal is a Superior Acquisition Proposal, then, and only in such case, the Company may provide such party with access to information regarding the Company, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which is no less favourable to the Company and no more favourable to the counterparty than the confidentiality provisions of the confidentiality agreement dated April 26, 2005 between the Company and the Offeror, provided that the Company delivers a copy of any such confidentiality and standstill agreement to the Offeror immediately upon its execution and the Offeror is provided with a list of or copies of the information provided to such person and immediately provided with access to similar information to which such person was provided.

        (g)   The Company agrees that it shall not accept, approve, recommend or enter into any agreement (a "Proposed Agreement"), other than a confidentiality and standstill agreement as contemplated by Section 6.2(f), with any third party providing for or to facilitate any other Acquisition Proposal unless such Acquisition Proposal is a Superior Acquisition Proposal and then will do so only after the Company ensures that the Offeror is provided with a copy of any Proposed Agreement, together with a written notice from the Board of Directors regarding the value in financial terms that the Board of Directors has in consultation with the financial advisors determined should be ascribed to any non-cash consideration offered under the Proposed Agreement, not less than five business days prior to its proposed execution by the Company. During such five day period, the Company acknowledges and agrees that the Offeror shall have the opportunity but not the obligation, to offer to amend the terms of this Agreement in order to provide for financial terms at least equivalent to those included in the Proposed Agreement. The Board of Directors shall review any offer by the Offeror to amend the terms of this Agreement to determine, acting reasonably, in good faith and in accordance with its fiduciary duties, whether the Offeror's amended Offer provides for financial terms at least equivalent to those included in the Proposed Agreement. If the Board of Directors so determines, the Company will enter into an amended agreement with the Offeror reflecting the amended Offer. If the Board of Directors continues to believe, acting in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisors and after receiving the written advice from its outside legal counsel) that the Acquisition Proposal provided for in the Proposed Agreement continues to be a Superior Acquisition Proposal with respect to the amended Offer, and therefore rejects the amended Offer, the Company shall be entitled to enter into the Proposed Agreement. The Company acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement of this Section 6.2(g) to initiate an additional five business day notice period.

        (h)   The Company shall ensure that the directors, officers and employees of the Company and each of the Subsidiaries and the Joint Venture and any investment bankers, counsel or other advisors, representatives or agents retained by the Company are aware of the provisions of this Section, and the Company shall be responsible for any breach of this Section 6.2 by such directors, officers, employees, investment bankers, counsel, advisors, representatives or agents.

6.3   Notification of Certain Matters

        Each party shall give prompt notice to the others of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.4   Shareholder Claims

        The Company shall notify the Offeror of any claim brought by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated by this Agreement prior to the Effective Time and shall not settle or compromise any such claim prior to the Effective Time without the prior written consent of the Offeror.

6.5   Transaction Structuring

        The Offeror and the Company agree to cooperate in good faith and to take all reasonable steps and action after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Offer and the other transactions contemplated hereby in a manner which is most tax effective for the parties hereto and the Shareholders.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1   Termination

        This Agreement may be terminated at any time prior to the Effective Time:

  (a)
  by mutual consent of the Offeror and the Company;

  (b)
  by either the Offeror or the Company, if the Offeror has not announced that all of the conditions of the Offer have been fulfilled or waived within 120 days from the declaration of effectiveness by the SEC of the Offer Document, or if filing with the SEC is not made, from the publication of the Offer Document otherwise than as a result of the breach by such party of any material covenant or obligation under this Agreement or as a result of any representation or warranty of such party in the Agreement being untrue or incorrect in any material respect;

  (c)
  by the Company if an Offer has not been made through a public announcement in accordance with the NBK Rules within five days from the signing of this Agreement;

  (d)
  by the Offeror, if the Minimum Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time and the Offeror shall not elect to waive such condition or extend the Offer; or

  (e)
  by the Offeror or the Company, if the Offeror elects not to match a Proposed Agreement in accordance with the terms of Section 6.2.

7.2   Amendment

        This Agreement may not be amended except by an instrument signed by each of the parties hereto.

7.3   Waiver

        At any time prior to the Effective Time, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party thereto; or (b) waive compliance with any of the agreements of any other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

7.4   Effect of Termination

        If this Agreement is terminated as provided in Section 7.1, there shall be no liability or further obligation on the part of any party hereto or any of their respective shareholders, officers or directors, except for liability arising from a breach of any representations or warranties in this Agreement, a wilful breach of any covenants in this Agreement or fraud and any action with respect thereto must be commenced within two years of the date hereof.

ARTICLE 8

GENERAL PROVISIONS

8.1   Brokers

        The Offeror and the Company represent and warrant to each other that, except for Enskilda Securities AB, Orion Securities Inc., Citigroup Global Markets, Inc. and Pollitt & Co., in the case of the Offeror, and Standard Bank, in the case of the Company, no broker, finder or investment banker is entitled to any brokerage, finder's fee or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of the Company.

8.2   Public Statements

        Except as required by applicable Laws, neither the Offeror nor the Company shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the parties hereto, respectively, except to the extent necessary to comply with such Laws. Moreover, in any event, each party agrees to give prior notice to the other parties of any public announcement relating to the Offer or this Agreement, and agrees to consult with each other prior to issuing any such public announcement.

        The provisions of this section 8.2 shall not apply to announcements made by the Offeror pursuant to the NBK Rules, including, but not limited to, announcements of the rate of acceptance to the Offer, extension of the acceptance period, waiver of conditions, withdrawal or amendment of the Offer or an intention to initiate compulsory purchase proceedings or filings under the Securities Act.

8.3   Notices

        All notices, requests, demands and other communications hereunder, which shall be in the English language, shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent on a business day, failing which it shall be deemed to have been received on the next business day.

  If to the Offeror:

  Agnico-Eagle Mines Limited
  145 King Street East
  Suite 500
  Toronto, ON        M5C 2Y7
  Phone: (416) 947-1212
  Fax: (416) 367-4681

  Attention: Don Allan
                   Vice-President, Corporate Development

  with a copy to:

  Davies Ward Phillips & Vineberg LLP
  44th Floor
  1 First Canadian Place
  Toronto, ON        M5X 1B1
  Phone: (416) 863-0900
  Fax: (416) 863-0871

  Attention: Patricia Olasker

  If to the Company:

  Riddarhyttan Resources AB (publ.)
  Aurorum 30
  977 75 Luleå
  Phone: +46 920-75899
  Fax: +46 920-75898

  Attention: Mr. Johan Rehnström

  with a copy to:

  Mannheimer Swartling Advokatbyrå
  Norrmalmstorg 4
  111 87 Stockholm
  Sweden
  Phone: +46 8 505 765 00
  Fax: +46 8 505 765 01

  Attention: Anders Lindblad

        Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.3.

8.4   Currency

        Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in U.S. dollars.

8.5   Severability

        If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

8.6   Entire Agreement, Assignment and Governing Law

        This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

        This Agreement: (a) is not intended to confer upon any other person any rights or remedies hereunder; (b) shall not be assigned by operation of law or otherwise, except that the Offeror may assign all or any portion of its rights under this Agreement to any affiliate of the Offeror but no such assignment shall relieve the Offeror of its obligations hereunder; and (c) shall be governed in all respects, including validity, interpretation and effect, by the laws of the Kingdom of Sweden, without giving effect to the principles of conflict of laws thereof, and all disputes hereunder shall be settled in accordance with the Swedish Arbitration Act applicable at the time such arbitration is initiated. The arbitration proceedings shall take place in Stockholm, Sweden and shall be conducted in the English language.

8.7   Counterparts

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be the original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

        IN WITNESS WHEREOF the parties have executed this Agreement.

AGNICO-EAGLE MINES LIMITED
by	/s/ SEAN BOYD Sean Boyd President and Chief Executive Officer
/s/ DONALD G. ALLAN Donald G. Allan Vice President, Corporate Development
RIDDARHYTTAN RESOURCES AB (PUBL)
by	/s/ PERTTI VOUTILAINEN Pertti Voutilainen Chairman
/s/ THOMAS LIFVENDAHL Thomas Lifvendahl Director
/s/ LARS-GÖRAN OHLSSON Lars-Göran Ohlsson Managing Director

SCHEDULE 2.1

CONDITIONS OF THE OFFER

        The Offer shall be subject to the following conditions:

  (a)
  acceptance of the Offer by the Shareholders to such an extent that the Offeror becomes owner of more than 90% of the outstanding Shares on a fully-diluted basis (the "Minimum Condition");

  (b)
  the recommendation in favour of the Offer by the board of directors of the Company shall not have been withdrawn or adversely amended;

  (c)
  no other party shall have announced an offer to acquire Shares;

  (d)
  all necessary regulatory, governmental or similar clearances, approvals and decisions for the Offer and the acquisition of the Company, including from competition authorities, shall have been obtained, in each case on terms which, in the Offeror's opinion, are acceptable;

  (e)
  save as publicly announced by the Company prior to the date the Offer was announced or as otherwise disclosed in writing to the Offeror prior to that date, the Offeror does not discover that any information publicly disclosed by the Company is materially inaccurate or misleading or that any material information that should have been publicly disclosed by the Company has not been so disclosed;

  (f)
  neither the Offer nor the acquisition of the Company is wholly or partly prevented or materially adversely affected by any legislation or other regulation, court decision, public authority decision or similar circumstance, which is actual or could reasonably be anticipated, outside the control of the Offeror and which the Offeror could not reasonably have foreseen at the time of the announcement of the Offer;

  (g)
  no circumstances which the Offeror did not have knowledge about at the time of the announcement of the Offer shall have occurred that may materially negatively affect the Company's results, liquidity, business or equity during the current or next financial year or the feasibility or economic prospects of the Suurikuusikko Property, except any circumstance or effect attributable to changes in gold prices; and

  (h)
  the Company shall not have taken any measures that are typically intended to impair the prerequisites for the implementation of the Offer.

        The Offeror reserves the right to withdraw the Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled at or prior to the Expiry Time. However, with regard to conditions (b) through (h), such withdrawal will only be made if the non-fulfillment of such condition is of material importance to the Offeror's acquisition of Shares.

        The Offeror may, in its sole discretion, modify, waive or reduce any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE 4.2

SUBSIDIARIES

Subsidiary	Jurisdiction	Ownership Interest
Svenska Koppar AB	Sweden	100%
Suurikulta AB	Sweden	100%
Riddar Gold AB	Sweden	100%
Riddarhyttan Resources Oy	Finland	100%

SCHEDULE 4.3

JOINT VENTURE

Joint Venture	Jurisdiction	Ownership Interest
Oijärvi Resources Oy	Finland	50%

SCHEDULE 4.4

LICENCES, ETC.

        The environmental permit issued by the Northern Finland Environmental Authority has been appealed by owners of real estates of the village of Lintula. Despite the appeal, the permit entitles the Company to commence construction work immediately, provided a guaranty of EUR 200,000 is secured for remediation of the area to its original condition. The Company judges the risk of the permit being revoked as minimal, considering the nature of the appeal.

SCHEDULE 4.7

MATERIAL AGREEMENTS, ETC.

1.
Agreement for Exploration Licence for the Gold Deposit of Suurikuusikko between the Republic of Finland and Riddarhyttan Resources AB, Sweden.

2.
Agreement between the Ministry of Trade and Industry and Riddarhyttan Resources AB concerning the Iso-Kuotko Gold Prospect.

3.
Claims in Kittila municipality, Schedule 4.7.1

4.
Claims in Oijärv, Schedule 4.7.2

EXHIBIT A

AGNICO-EAGLE MINES LIMITED

Recommendation from the Board of Directors of Riddarhyttan

Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that it is making a recommended exchange offer to the shareholders of Riddarhyttan Resources AB (publ) ("Riddarhyttan") for all of the outstanding shares of Riddarhyttan not currently owned by Agnico-Eagle (the "Offer"). For information about Agnico-Eagle and the Offer, please see Agnico-Eagle's press release of today. The press release is attached hereto, Appendix.

Riddarhyttan's Board of Directors has unanimously decided to recommend to the shareholders in Riddarhyttan to accept the Offer.(1) The Board's recommendation is supported by a fairness opinion from the financial advisors of the Board, Standard Bank London Limited.

For more information, please contact:
Lars-Göran Ohlsson, CEO, or
Johan Rehnström, Financial and Information Manager Riddarhyttan Resources AB
Phone: +46 (920) 75899 alt +46 (920) 75897
Cell: +46 (705) 501948 alt +46 (705) 275107
Email: lars-goran.ohlsson@riddarhyttan.se alt johan.rehnstrom@riddarhyttan.se

(1)
Alain Blackburn and Eberhard Scherkus, who are officers of Agnico-Eagle and members of the Directors of the Board of Riddarhyttan, have not participated in any discussions or decisions by the Board of Directors of Riddarhyttan in relation to the Offer.

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SIGNATURES
SUPPORT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE OFFER
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE OFFEROR
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 5 CONDUCT OF BUSINESS
ARTICLE 6 MISCELLANEOUS
ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER
ARTICLE 8 GENERAL PROVISIONS
SCHEDULE 2.1 CONDITIONS OF THE OFFER
SCHEDULE 4.2 SUBSIDIARIES
SCHEDULE 4.3 JOINT VENTURE
SCHEDULE 4.4 LICENCES, ETC.
SCHEDULE 4.7 MATERIAL AGREEMENTS, ETC.
EXHIBIT A AGNICO-EAGLE MINES LIMITED